UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INTERACTIVE STRENGTH INC.

(Name of Issuer)

common stock, par value $0.0001 per share

(Title of Class of Securities)

45840Y 104

(CUSIP Number)

block.one

c/o Maples Corporate Services Limited, PO Box 309

Ugland House, Grand Cayman KY1-1104

Grand Cayman

With a copy to:
Michael Davis

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 2, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45840Y 104

1	NAME OF REPORTING PERSON block.one
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 84,419 (1)
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 84,419 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,419 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1% (2)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)	Consists of 84,419 shares of common stock, par value $0.0001 per share (“Common Stock”), held of record by block.one Investments 1 (“Investments 1”), a wholly owned subsidiary of block.one.

(2)	Represents the quotient obtained by dividing (a) the number of shares of Common Stock beneficially owned by the reporting person as set forth in Row 11 by (b) 4,012,208 shares of Common Stock outstanding as of August 2, 2024, as reported by Interactive Strength Inc. (the “Issuer”) to the Reporting Person.

CUSIP No. 45840Y 104

1	NAME OF REPORTING PERSON block.one Investments 1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 84,419 (1)
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 84,419 (1)
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,419 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1% (2)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)	Consists of 84,419 shares of common stock, par value $0.0001 per share (“Common Stock”), held of record by Investments 1.

(2)	Represents the quotient obtained by dividing (a) the number of shares of Common Stock beneficially owned by the reporting person as set forth in Row 11 by (b) 4,012,208 shares of Common Stock outstanding as of August 2, 2024, as reported by the Issuer to the Reporting Person.

CUSIP No. 45840Y 104

1	NAME OF REPORTING PERSON Brendan Francis Blumer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 84,419 (1)
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 84,419 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,419 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1% (2)
14	TYPE OF REPORTING PERSON (See instructions) IN

(1)	Consists of 84,419 shares of common stock, par value $0.0001 per share (“Common Stock”), held of record by Investments 1.

(2)	Represents the quotient obtained by dividing (a) the number of shares of Common Stock beneficially owned by the reporting person as set forth in Row 11 by (b) 4,012,208 shares of Common Stock outstanding as of August 2, 2024, as reported by the Issuer to the Reporting Person.

CUSIP No. 45840Y 104

1	NAME OF REPORTING PERSON Kokuei Yuan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON —
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See instructions) IN

CUSIP No. 45840Y 104

1	NAME OF REPORTING PERSON Andrew Bliss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grenada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 84,419 (1)
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 84,419 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,419 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1% (2)
14	TYPE OF REPORTING PERSON (See instructions) IN

(1)	Consists of 84,419 shares of common stock, par value $0.0001 per share (“Common Stock”), held of record by Investments 1.

(2)	Represents the quotient obtained by dividing (a) the number of shares of Common Stock beneficially owned by the reporting person as set forth in Row 11 by (b) 4,012,208 shares of Common Stock outstanding as of August 2, 2024, as reported by the Issuer to the Reporting Person.

CUSIP No. 45840Y 104

1	NAME OF REPORTING PERSON Stephen Ellis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 84,419 (1)
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 84,419 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,419 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1% (2)
14	TYPE OF REPORTING PERSON (See instructions) IN

(1)	Consists of 84,419 shares of common stock, par value $0.0001 per share (“Common Stock”), held of record by Investments 1.

(2)	Represents the quotient obtained by dividing (a) the number of shares of Common Stock beneficially owned by the reporting person as set forth in Row 11 by (b) 4,012,208 shares of Common Stock outstanding as of August 2, 2024, as reported by the Issuer to the Reporting Person.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D initially filed by the undersigned on May 12, 2023 (the “Original Schedule 13D” and, together with this Amendment, the “Schedule 13D”) with respect to the shares of common stock, par value $0.0001 per share, of Interactive Strength Inc. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D. This Amendment is being filed to report that, as of the date hereof, by virtue of the issuance of additional shares of Common Stock by the Issuer subsequent to the Original Schedule 13D and not as a result of any transactions by any Reporting Person, the Reporting Persons collectively beneficially own less than 5% of the outstanding Common Stock. The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	block.one, a Cayman Island exempted company, which is principally engaged in making investments in a broad range of assets;

(ii)	block.one Investments 1 (“Investments 1”), a Cayman Island exempted company and wholly-owned subsidiary of block.one, which is principally engaged in making investments in a broad range of assets;

(iii)	Brendan Francis Blumer, a citizen of Hong Kong and director and shareholder of block.one;

(iv)	Andrew Bliss, a citizen of Grenada and director of Investments 1; and

(v)	Stephen Ellis, a citizen of New Zealand and director of Investments 1,

The principal office and business address for each Reporting Person is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The directors and executive officers of block.one and Investments 1 are named on Exhibit 2 attached hereto.

During the past five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

block.one entered into a settlement order with the Securities and Exchange Commission on September 30, 2019 (Release No. 33-10714). In connection therewith, on September 30, 2019, block.one received an order granting a waiver of Rule 506(d)(1)(v)(B) and Rule 262(a)(5)(ii) disqualification provisions pursuant to Rule 506(d)(2)(ii) and Rule 262(b)(2) (Release No. 33-10717).

During the last five years, no other Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Items 2 and 3 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a)	Investments 1 directly owns 84,419 shares of Common Stock, which represents approximately 2.1% of the total number of shares of Common Stock reported to be outstanding by the Issuer to the Reporting Person. Each of block.one, Brendan Francis Blumer, Stephen Ellis and Andrew Bliss beneficially owns 84,419 shares of Common Stock, which represents approximately 2.1% of the total number of shares of Common Stock reported to be outstanding by the Issuer to the Reporting Person.

The filing of this Schedule 13D shall not be construed as an admission that any of Messrs. Blumer, Bliss or Ellis is the beneficial owner of any securities covered by this Schedule 13D.

(b)	The Reporting Persons have shared voting and dispositive power with respect to all of the shares of the Issuer owned by the Reporting Persons. The information disclosed under Item 5(a) above is hereby incorporated by reference into this Item 5(b).

(c)	None of the Reporting Persons has engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d)	To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by the Reporting Persons.

(e)	By virtue of an increase in the outstanding shares of Common Stock and not as a result of any transaction by any Reporting Person, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Common Stock before August 2, 2024.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1:  Joint Filing Agreement, dated as of May 12, 2023, by and among the Reporting Persons (previously filed)

Exhibit 2:  Directors and Executive Officers of block.one and block.one Investments 1

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2024

Block.one
By: /s/ Andrew Bliss
Name: Andrew Bliss
Title: Authorized Signatory

Block.one Investments 1
By: /s/ Stephen Ellis
Name: Stephen Ellis
Title: Authorized Signatory

By: /s/ Brendan Francis Blumer
Brendan Francis Blumer

By: /s/ Kokuei Yuan
Kokuei Yuan

By: /s/ Andrew Bliss
Andrew Bliss

By: /s/ Stephen Ellis
Stephen Ellis

EXHIBIT 2

Directors and Executive Officers of block.one

The following table sets forth certain information with respect to the directors and executive officers of block.one. The business address for each director and executive officer is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Name	Present Principal Occupation or Employment	Citizenship
Brendan Francis Blumer	Director & Chief Executive Officer of block.one	Hong Kong
Andrew Bliss	Director & Chief Strategy Officer of block.one	Grenada
Stephen Ellis	Chief Financial Officer of block.one	New Zealand

Directors and Executive Officers of block.one Investments 1

The following table sets forth certain information with respect to the directors and executive officers of block.one. The business address for each director and executive officer is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Name	Present Principal Occupation or Employment	Citizenship
Andrew Bliss	Director of block.one Investments 1	Grenada
Stephen Ellis	Director & Chief Financial Officer of block.one Investments 1	New Zealand